

06037399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

[XX]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended <u>December 31, 2005</u>

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934. For the transition period from _____ to

Commission File Number <u>1-13928</u>

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

<u>RBC – U.S.A. Retirement and Savings Plan</u>
<u>60 South Sixth Street, Dain Rauscher Plaza, Minneapolis, MN 55402</u>

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada
(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada
(State or other jurisdiction of)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5
(Address of principal executive offices)   (Zip Code)







REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

Appendix A: Consent of Independent Registered Public Accounting Firm

Appendix B: Section 906 Certification

RBC-U.S.A. Retirement and Savings Plan

Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
RBC-U.S.A. Retirement and Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of the RBC-U.S.A. Retirement and Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 19, 2006

Member of
Deloitte Touche Tohmatsu

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Investments—at fair value:		
Employer stock funds:		
Royal Bank of Canada Stock Fund	$ 334,751,322	$ 247,433,870
Liberty Corporation Stock Fund	3,195,657	5,255,107
Common collective trusts:		
Wells Fargo Stable Return Fund		145,605,979
US Equity Index Commingled Pool	75,741,129	79,155,750
Mutual funds:		
Managed Income Portfolio II Class 2	139,548,860	
Van Kampen Comstock Fund	103,235,017	110,519,332
Growth Fund of America	128,638,532	116,328,522
American Balanced Fund	102,601,982	102,839,048
Wasatch Core Growth Fund	85,257,589	82,045,803
Fidelity US Bond Index Fund	37,828,376	36,128,638
American Euro-Pacific Growth Fund	90,363,702	67,760,363
FMI Focus Fund	37,322,442	45,977,804
RBC MidCap Fund	42,903,319	38,793,406
TCW Galileo Value Opps Fund		17,201,459
TCW Value Opps N Fund	17,219,778	
Fidelity BrokerageLink	12,932,754	8,455,087
Participant loans receivable	17,418,028	18,338,583
Total investments	1,228,958,487	1,121,838,751
Cash	931,177	
Receivables:		
Participant contributions	22,281	5,704
Employer matching fixed contribution	2,240,649	2,526,796
Employer ESOP contribution	2,650,917	3,311,164
Total receivables	4,913,847	5,843,664
Total assets	1,234,803,511	1,127,682,415
LIABILITIES—Accounts payable/accrued expenses	0	924,605
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,234,803,511	$1,126,757,810

See notes to financial statements.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

INVESTMENT INCOME:	
Interest and dividends	$ 45,343,730
Net realized and unrealized appreciation in fair value of investments (Note 3)	124,610,071
Other income	892,821
Total investment income	170,846,622
CONTRIBUTIONS:	
Participant	62,857,080
Participant rollover	7,466,150
Employer—fixed matching and ESOP (net of forfeitures of $2,292,413)	32,742,684
Total contributions	103,065,914
DEDUCTIONS—Benefits paid to participants	(165,866,835)
NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	108,045,701
NET ASSETS AVAILABLE FOR PLAN BENEFITS—Beginning of year	1,126,757,810
NET ASSETS AVAILABLE FOR PLAN BENEFITS—End of year	$1,234,803,511

See notes to financial statements.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. **DESCRIPTION OF THE PLAN**

    The following description of the RBC-U.S.A. Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for complete information regarding the Plan's definitions, benefits, eligibility, and other matters.

    General—As part of a benefits consolidation project for the U.S. RBC Companies, the Dain Rauscher Retirement and Savings Plan was amended in January 2002 to become the only 401(k) plan offered to active employees of RBC Companies in the United States and was subsequently renamed the RBC-U.S.A. Retirement and Savings Plan. Fidelity Management Trust Company ("Fidelity") was appointed as the new trustee effective January 1, 2002.

    The Plan is a defined contribution plan covering all eligible employees for RBC Dain Rauscher Corp., RBC Liberty Insurance, RBC Prism Mortgage, RBC Capital Markets, the U.S. office of Royal Bank of Canada, and RBC Centura Bank (the "RBC Companies") in the United States. Effective January 1, 2004, the Plan includes an employee stock ownership plan ("ESOP"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code (the "Code").

    Eligibility—Employees may make pretax and after-tax contributions to the Plan upon hire. All employees are eligible to receive employer contributions beginning the first of the month following one year of service consisting of at least 1,000 hours. Certain employees, as defined in the plan document, who have met the employee contribution requirements described above by November 30 of the plan year and who are employed on December 31 are eligible to receive the employer stock bonus contribution, if any.

    Contributions—Employees may contribute up to 25% of their compensation to the Plan on a pretax basis. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Participant contributions are subject to maximum amounts as described in the Code. Employees who were at least age 50 may elect to make catch-up contributions up to 25% of compensation. Catch-up contributions are subject to an annual limit of $4,000 under Internal Revenue Service regulations during 2005. Employees may also contribute to the Plan by making rollover contributions which represent distributions from other qualified plans.

    A fixed matching contribution is paid by the RBC Companies throughout the year as eligible employees make deferrals that are equal to one dollar for every dollar of a participant's pretax contribution, up to a maximum of 6% of compensation. All matching contributions are invested in accordance with participant investment elections.

    Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. For 2005, certain employees are subject to limits on the amount of matching contributions that they can receive. All RBC Dain Rauscher financial consultants and RBC Liberty Insurance agents were limited to combined fixed matching contributions of $1,500, and RBC Mortgage

loan officers' limitation was $3,000. After-tax contributions are not eligible for company-matching contributions.

The ESOP is funded solely with contributions made by the RBC Companies. The RBC Companies have the sole and exclusive discretion as to the amounts contributed, if any, and whether such amounts will be contributed in the form of cash, RBC common shares, or in a combination of cash and RBC common shares. There are no performance formulas or measures included in making such a determination. The ESOP contribution for the year ended December 31, 2005, was 1% of pretax pay up to a maximum contribution of $500. The ESOP contribution of $2,650,917 and $3,311,164 for the years ended December 31, 2005 and 2004, respectively, was not funded by the RBC Companies as of December 31, 2005 and 2004, respectively, and is included as a receivable on the statements of net assets available for plan benefits as of December 31, 2005 and 2004.

Participant Accounts—Each participant account is credited with the participant's voluntary pretax and after-tax contributions, the RBC Companies' fixed matching contributions, the RBC Companies' discretionary ESOP contributions, and fund earnings, and charged with withdrawals and an allocation of fund losses. Fund earnings are allocated based on participant balances in each fund.

Participants may direct and redirect the balance of their account and contributions into any of the Plan's 13 investment options. Investment elections may be changed by the participant daily.

With the exception of the Stock Bonus Account, participants may change the investment of accounts or portions of accounts, including the RBC Common Stock dividends, from the RBC Stock Fund into one or more other investment funds. With respect to the Stock Bonus Account, participants may be eligible to change the investment of up to 50% of the account balance in the Stock Bonus Account as of the preceding annual valuation date into one or more other investment funds available under the Plan.

Investments—The various investment options available to the participants include the Royal Bank of Canada Stock Fund, domestic large cap equity funds, an international equity fund, small cap equity funds, mid-cap equity funds, a balanced fund, an intermediate bond index fund, a stable return fund, and BrokerageLink, a self-directed brokerage account that allows participants to choose other mutual funds in which to invest. In addition, employees of RBC Liberty Insurance may still have a balance in the Liberty Corporation Stock Fund. This fund is only available as a grandfathered investment option and does not accept new contributions.

Vesting—Participants are immediately vested in their pretax contributions, after-tax contributions, and rollover contributions plus earnings thereon. Participants are 25% vested in the employer matching contributions and ESOP contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability or if the Plan is terminated.

Forfeitures—Upon a participant's termination of employment, the unvested portion of the participant's account, if any, is forfeited. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies' matching contributions or to pay administrative expenses of the Plan. Forfeitures of $2,292,413 were used to reduce RBC Companies' contributions for the plan year ended December 31, 2005.

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

Loans to Participants—Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance within the past year. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is fixed and is based on the prime rate plus 1% at the time of the loan. Current interest on loans ranges from 4.5% to 10.5% and loans are due at various dates through 2021. Loans are generally repaid through regular payroll deductions and are secured by the balance in the participant's account.

Payment of Benefits—On termination of employment, participants may generally request either a lump-sum distribution of the employee pretax and after-tax contributions account balances or monthly, quarterly, or annual installments. Each participant who has terminated employment and whose vested account balance is less than $1,000 will automatically receive a lump-sum payment. Participants may also request in-service distributions, which are limited to the employee pretax and after-tax contributions account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59-1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Distributions from the Plan are generally made in cash, except for the Royal Bank of Canada ("RBC") Stock Fund where participants can choose to have their value paid in cash or Royal Bank of Canada common shares.

Investment Diversification—The Plan has a diversification restriction related to the employer stock bonus contribution under the ESOP, which is invested in the RBC Stock Fund. Plan participants may transfer up to 50% of the employer stock bonus contribution into one or more other investment funds available under the Plan at their discretion. Plan participants are allowed to transfer their contributions and the related RBC Companies' fixed matching contribution among all investments available at their discretion.

Dividend Reinvestment—Participants can elect to have quarterly dividends paid on RBC stock in the RBC Stock Fund to be either reinvested or paid out in cash. Reinvested dividends have no current tax consequence to the Plan or participants. Dividends that are paid out in cash are considered taxable income in the year that they are paid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Contributions—Participant and RBC Companies' fixed matching contributions are recorded in the period the employer makes the payroll deductions. ESOP contributions are recorded for the period the Board of Directors authorizes the contribution.

Benefits Paid to Participants—Benefits are recorded when paid.

Investments—The Plan's investments are stated at fair value using quoted market prices except for those investments which do not have quoted market prices, which are valued based on the estimated fair value of the underlying assets. Participant loans are valued at the outstanding principal and any related accrued interest. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.

- 6 -

Purchases and sales of investments are recorded on a settlement-date basis, which is not materially different than if transactions were recorded on trade date.

In 2005, the Plan negotiated a rebate of investment fund fees related to the Wells Fargo Stable Return Fund which were recorded as other income in the statement of changes in net assets available for benefits.

Expenses—Effective in 2005, administrative expenses are paid by the Plan's Sponsor as provided in the second amendment to the Trust Agreement between Fidelity Management Trust Company and the Plan Sponsor. These expenses were approximately $111,000 during 2005.

Interest and Dividend Income—Interest is recorded when earned and dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC and Liberty Stock Funds (which invest in RBC and Liberty shares). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3. **INVESTMENTS**

Investments as of December 31, 2005 and 2004, that represent 5% or more of the Plan's assets are as follows:

	2005	2004
Royal Bank of Canada common stock	$305,147,214	$227,485,172
Royal Bank of Canada Stable Value Fund	139,755,084	
Wells Fargo Stable Return Fund		145,605,979
Van Kampen Comstock Fund	103,235,017	110,519,332
Growth Fund of America	128,638,532	116,328,522
American Balanced Fund	102,601,982	102,839,048
US Equity Index Commingled Pool	75,741,129	79,155,750
Wasatch Core Growth Fund	85,257,589	82,045,803
American Euro-Pacific Growth Fund	90,363,702	67,760,363

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $124,610,071 as follows:

Mutual funds	$ 16,117,456
Common collective trusts	6,985,332
Fidelity BrokerageLink	913,313
Employer stock funds	100,593,970
	$124,610,071

The following summarizes the components of the employer stock funds, at December 31:

	2005	2004
Royal Bank of Canada Stock Fund:		
Royal Bank of Canada common stock	$305,147,214	$227,485,172
Fidelity institutional cash money market fund	29,604,108	19,948,698
Total	$334,751,322	$247,433,870
Liberty Corporation Stock Fund:		
Liberty Corporation common stock	$ 3,036,981	$ 4,995,113
Fidelity institutional cash money market fund	158,676	259,994
Total	$ 3,195,657	$ 5,255,107

The stock bonus account, a nonparticipant-directed investment is a component of the Royal Bank of Canada Stock Fund. The remaining portion of the Royal Bank of Canada Stock Fund and the Liberty Corporation Stock Fund is employee-directed. The change in net assets of the nonparticipant-directed investments for the year ended December 31, 2005, is as follows:

Nonparticipant-directed portion of Royal Bank of Canada Common Stock:	
Changes in net assets:	
Net appreciation in fair value of investments	$ 862,757
Interest and dividends	70,300
Employer contributions	3,311,164
Benefits paid to participants	(604,453)
Transfers to other investments	(59,524)
Net increase	3,580,244
Nonparticipant-directed portion of Royal Bank of Canada common stock as of December 31, 2004	0
Nonparticipant-directed portion of Royal Bank of Canada common stock as of December 31, 2005	$3,580,244

4. PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are managed by Fidelity Management Trust Company. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Rebates of $859,564 received from the Wells Fargo Stable Return Fund in 2005 were recorded as other income in 2005 accrued in 2004. As discussed in Note 1, participants may also elect to invest in an RBC Stock Fund or the RBC MidCap Fund.

At December 31, 2004 and 2005, the Plan held 4,252,335 and 3,913,766 shares, respectively, of common stock of the Royal Bank of Canada, the Parent of the RBC Companies, with a cost basis of $77,446,262 and $88,172,622, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $7,872,407 from the Royal Bank of Canada Stock Fund.

At December 31, 2004 and 2005, the Plan held 113,896 and 64,861 shares, respectively, of common stock of Liberty Corporation, a member of the RBC Companies, with a cost basis of $5,229,546 and $3,014,617, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $530,969 from the Liberty Corporation Common Stock.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become fully vested in their account balances.

6. TAX STATUS

The Internal Revenue Service has determined and informed the RBC Companies by a letter dated March 16, 2005, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code requirements. The RBC Companies and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN
(EIN: 41-1228350) (Plan No. 003)

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2005

Identity of Issues, Borrower, Lessor, or Similar Party	Description of Investment	Cost Basis	Current Value
Royal Bank of Canada*	Royal Bank of Canada Stock Fund:		
	Royal Bank of Canada Common Stock	$ 88,172,622	$ 305,147,214
	Fidelity Institutional Cash Money Market Fund	29,604,108	29,604,108
Fidelity Management Trust Co.*	Managed Income Portfolio II Class 2	139,548,860	139,548,860
Van Kampen Asset Management Inc.	Van Kampen Comstock Fund	92,873,055	103,235,017
Capital Research & Management Company	Growth Fund of America	102,781,489	128,638,532
Capital Research & Management Company	American Balanced Fund	94,612,611	102,601,982
Fidelity Management Trust Co.*	US Equity Index Commingled Pool	64,205,754	75,741,129
Wasatch Advisor, Inc.	Wasatch Core Growth Fund	78,309,929	85,257,589
Fidelity Management Trust Co.*	Fidelity US Bond Index Fund	38,194,434	37,828,376
Capital Research & Management Company	American Euro-Pacific Growth Fund	74,466,383	90,363,702
Broadview Advisors, Inc.	FMI Focus Fund	34,668,468	37,322,442
Voyageur Asset Management Inc.*	Tamarack MidCap Fund	41,506,840	42,903,319
The Liberty Corporation*	Liberty Corporation Stock Fund:		
	Liberty Corporation Common Stock	3,014,617	3,036,981
	Fidelity Institutional Cash Money Market Fund	158,676	158,676
TCW Investment Management Co.*	TCW Galileo Value Opps Fund	18,154,318	17,219,778
Fidelity Management Trust Co.*	Fidelity BrokerageLink	12,288,304	12,932,754
Participant loans*	Interest rates of 4.5% to 10.5% due at various dates through 2021		17,418,028
Total investments			$1,228,958,487

*Known to be a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC – U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada   Date: June 26, 2006
(Registrant/Issuer)

Deborah Kermeen
Director, Finance

Gabriela Sikich
Mgr, US Defined Contribution Plans

APPENDIX A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13112 of Royal Bank of Canada on Form S-8 of our report dated May 19, 2006, appearing in the Annual Report on Form 11-K of RBC—U.S.A. Retirement and Savings Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Minneapolis, Minnesota
June 26, 2006

APPENDIX B

SECTION 906 CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of RBC Dain Rauscher, hereby certifies, to such officer's knowledge, that the Annual Report on Form 11-K for the year ended December 31, 2005 (the "Report") of the RBC – U.S.A. Retirement and Savings Plan fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the RBC – U.S.A. Retirement and Savings Plan.

Deborah Kermeen
Director, Finance

Date: June 26, 2005

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.